Pricing supplement No. 569J
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006,
underlying supplement 17 dated August 11, 2008
and product supplement J dated June 27, 2008

Registration Statement No. 333-137902
Dated December 22, 2008; Rule 424(b)(2)

Deutsche Bank /

Deutsche Bank AG, London Branch
$1,686,000

Capped Buffered Underlying Securities (BUyS) Linked to a Basket of Equity Components due December 30, 2013

General

- Capped Buffered Underlying Securities (BUyS) Linked to a Basket of Equity Components due December 30, 2013 (the "**BUyS**") are designed for investors who seek a return of 200.00% of the appreciation, if any, of a weighted basket of equity components at maturity, up to a Basket Return Cap (as defined below) of 40.00%. Investors should be willing to forgo coupon and dividend payments during the term of the BUyS and to lose up to 80.00% of their initial investment, subject to the credit of the Issuer.
- Senior unsecured obligations of Deutsche Bank AG due on December 30, 2013.
- Denominations of $1,000 and minimum initial investments of $1,000.
- The BUyS priced on December 22, 2008 and are expected to settle three business days later on December 29, 2008 (the "**Settlement Date**").

Key Terms

Issuer: Deutsche Bank AG, London Branch.

Rating: Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of A+ to notes, such as the BUyS offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.†

Issue Price: 100% of the face amount.

Basket: The BUyS are linked to a basket consisting of the S&P 500® Index, the iShares® MSCI EAFE® Index Fund and the iShares® MSCI Emerging Markets Index Fund (each, a "**Basket Component**" and collectively, the "**Basket Components**").

Basket Component	Component Weighting	Initial Component Level
S&P 500® Index	40.00%	871.63
iShares® MSCI EAFE® Index Fund	30.00%	43.06
iShares® MSCI Emerging Markets Index Fund	30.00%	24.47

Coupon: You will receive a coupon of $30 per $1,000 face amount on January 26, 2009. No other coupons will be paid on the BUyS.

Payment at Maturity:
- If the Final Basket Level is greater than or equal to the Initial Basket Level, you will receive a cash payment per $1,000 face amount of BUyS that provides you with a return on your investment equal to the Basket Return, subject to the Basket Return Cap, *multiplied by* the Participation Rate, subject to the Maximum Return. Accordingly, subject to the Maximum Return, your payment at maturity per $1,000 face amount will be calculated as follows:
$$\$1,000 + (\$1,000 \times \text{Basket Return} \times \text{Participation Rate})$$
- If the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount.
- If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level, you will lose 1% of the face amount of your BUyS for every 1% that the Final Basket Level declines from the Initial Basket Level beyond the Buffer Level. Accordingly, if the Final Basket Level declines from the Initial Basket Level beyond the Buffer Level, your payment at maturity per $1,000 face amount will be calculated as follows:
$$\$1,000 + [\$1,000 \times (\text{Basket Return} + \text{Buffer Level})]$$

If the Final Basket Level declines from the Initial Basket Level by more than the Buffer Level, you could lose up to $800.00 per $1,000 face amount of BUyS.

Basket Return: Subject to the Basket Return Cap, the Basket Return, expressed as a percentage, will equal:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level: 100

Final Basket Level: The Basket closing level will be calculated as follows:
100 x [1 + (S&P 500® Index return x 40.00%) + (iShares® MSCI EAFE® Index Fund return x 30.00%) + (iShares® MSCI Emerging Markets Index Fund return x 30.00%)]
The return for each Basket Component which is an index is the percentage change from the respective Initial Component Level to the respective index closing level on the Final Valuation Date. The return for each Basket Component which is an exchange traded fund is the percentage change from the respective Initial Component Level to the closing price of one share of the fund on the Final Valuation Date multiplied by the then-current Share Adjustment Factor for that exchange traded fund.

Buffer Level: 20.00%

Participation Rate: 200.00% upside participation

Basket Return Cap: 40.00%

Maximum Return: 80.00%

Trade Date: December 22, 2008

Final Valuation Date: December 24, 2013, subject to postponement as described under "Description of Securities – Adjustment to Valuation Dates and Payment Dates" in the accompanying product supplement.

Maturity Date: December 30, 2013, subject to postponement as described under "Description of Securities – Adjustment to Valuation Dates and Payment Dates" in the accompanying product supplement.

Listing: The BUyS will not be listed on any securities exchange.

CUSIP: 2515A0 XF 5

ISIN: US2515A0XF55

† A credit rating is not a recommendation to buy, sell, or hold the BUyS, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program Series A does not enhance, affect or address the likely performance of the BUyS other than the ability of the Issuer to meet its obligations.

Investing in the BUyS involves a number of risks. See "Risk Factors" beginning on page 6 of the accompanying product supplement and "Selected Risk Considerations" beginning on page PS-9 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$1,686,000.00	$12,645.00	$1,673,355.00

(1) For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement. The BUyS will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000 BUyS.

The BUyS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The BUyS are ***not*** *guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Securities	$1,686,000.00	$66.26

Deutsche Bank Securities

Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE BUYS

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these BUyS are a part, and the more detailed information contained in underlying supplement no. 17 dated August 11, 2008 and product supplement J dated June 27, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

    - Product supplement J dated June 27, 2008:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508142391/d424b21.pdf

    - Underlying supplement 17 dated August 11, 2008
      http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

    - Prospectus supplement dated November 13, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

    - Prospectus dated October 10, 2006:
      http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

- **Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.**

- **You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.**

What is the Payment Amount on the BUyS at Maturity Assuming a Range of Performance for the Basket?

The table below illustrates the payment at maturity per BUyS face amount for a hypothetical range of performance for the Basket from -100.00% to +100.00% and uses a Participation Rate of 200.00%, a Buffer Level of 20.00%, a Basket Return Cap of 40.00% and a Maximum Return of 80.00%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Percentage Change in Basket	Basket Return (%)	Payment at Maturity ($)	Return on BUyS (%)
200.00	100.00%	40.00%	$1,800.00	80.00%
175.00	75.00%	40.00%	$1,800.00	80.00%
150.00	50.00%	40.00%	$1,800.00	80.00%
140.00	40.00%	40.00%	$1,800.00	80.00%
125.00	25.00%	25.00%	$1,500.00	50.00%
110.00	10.00%	10.00%	$1,200.00	20.00%
102.00	2.00%	2.00%	$1,040.00	4.00%
101.00	1.00%	1.00%	$1,020.00	2.00%
100.00	0.00%	0.00%	$1,000.00	0.00%
99.00	-1.00%	-1.00%	$1,000.00	0.00%
98.00	-2.00%	-2.00%	$1,000.00	0.00%
90.00	-10.00%	-10.00%	$1,000.00	0.00%
85.00	-15.00%	-15.00%	$1,000.00	0.00%
80.00	-20.00%	-20.00%	$1,000.00	0.00%
70.00	-30.00%	-30.00%	$900.00	-10.00%
50.00	-50.00%	-50.00%	$700.00	-30.00%
25.00	-75.00%	-75.00%	$450.00	-55.00%
0.00	-100.00%	-100.00%	$200.00	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: **The level of the Basket increases from the Initial Basket Level of 100 to the Final Basket Level of 110.00.** Because the Basket percentage change of 10% is less than the Basket Return Cap of 40.00%, the investor receives a payment at maturity of $1,200.00 per BUyS face amount calculated as follows:

Payment at maturity = $1,000.00 + ($1,000.00 x 10.00% x 200.00%) = $1,200.00

Example 2: The level of the Basket increases from the Initial Basket Level of 100 to a Final Basket Level of 150.00. Because the Basket percentage change of 50% is greater than the Basket Return Cap of 40.00%, the investor receives a payment at maturity of $1,800.00 per $1,000.00 BUyS face amount, the maximum payment on the BUyS.

Payment at maturity = $1,000.00 + ($1,000.00 x 40.00% x 200.00%) = $1,800.00

Example 3: The level of the Basket declines from the Initial Basket Level of 100 to the Final Basket Level of 98.00. Because the 2% decline in the Basket from the Initial Basket Level of 100 to the Final Basket Level of 98.00 does not exceed the Buffer Level of 20.00%, the investor receives a payment at maturity of $1,000.00 per BUyS face amount.

$$\text{Payment at maturity} = \$1,000.00$$

Example 4: The level of the Basket declines from the Initial Basket Level of 100 to the Final Basket Level of 70.00. Because the 30% decline in the Basket from the Initial Basket Level of 100 to the Final Basket Level of 70.00 exceeds the Buffer Level of 20.00%, the investor receives a payment at maturity of $900.00 per BUyS face amount calculated as follows:

$$\text{Payment at maturity} = \$1,000.00 + [\$1,000.00 \times (-30.00\% + 20.00\%)] = \$900.00$$

Example 5: The level of the Basket declines from the Initial Basket Level of 100 to the Final Basket Level of 0. Because the decline in the Index from the Initial Basket Level of 100 to the Final Basket Level of 0 exceeds the Buffer Level of 20.00%, the investor receives a payment at maturity of $200.00 per BUyS face amount calculated as follows:

$$\text{Payment at maturity} = \$1,000.00 + [\$1,000.00 \times (-100.00\% + 20.00\%)] = \$200.00$$

What is the Payment at Maturity on the BUyS for Three Hypothetical Scenarios?

The table and calculations below illustrates the hypothetical payment at maturity per $1,000 BUyS face amount for three hypothetical scenarios and uses Initial Component Levels of 871.63 for the S&P 500® Index, 43.06 for the iShares® MSCI EAFE® Index Fund and 24.47 for the iShares® MSCI Emerging Markets Index Fund. The scenarios illustrate how, even where there is a positive return on one Basket Component, negative returns on other Basket Components may outweigh the positive return and the return on the BUyS may be negative. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

	Scenario 1		
Basket Component	**S&P 500® Index**	**iShares® MSCI EAFE® Index Fund**	**iShares® MSCI Emerging Markets Index Fund**
Initial Component Level	871.63	43.06	24.47
Final Component Level	1,525.35	50.24	36.71
Basket Component Return	75.00%	16.67%	50.00%
Component Weighting	40.00%	30.00%	30.00%
Contribution to Basket	30.00%	5.00%	15.00%
Final Basket Level	**150.00**		
Percentage Change in Basket Level	**50.00%**		
Basket Return	**40.00%**		
Payment at Maturity	**$1,800.00**		

	Scenario 2		
Basket Component	**S&P 500® Index**	**iShares® MSCI EAFE® Index Fund**	**iShares® MSCI Emerging Markets Index Fund**
Initial Component Level	871.63	43.06	24.47
Final Component Level	479.40	38.75	17.13
Basket Component Return	-45.00%	-10.00%	-30.00%
Component Weighting	40.00%	30.00%	30.00%
Contribution to Basket	-18.00%	-3.00%	-9.00%
Final Basket Level	**70.00**		
Percentage Change in Basket Level	**-30.00%**		
Basket Return	**-30.00%**		
Payment at Maturity	**$900.00**		

	Scenario 3		
Basket Component	**S&P 500® Index**	**iShares® MSCI EAFE® Index Fund**	**iShares® MSCI Emerging Markets Index Fund**
Initial Component Level	871.63	43.06	24.47
Final Component Level	610.14	40.19	19.58
Basket Component Return	-30.00%	-6.67%	-20.00%
Component Weighting	40.00%	30.00%	30.00%
Contribution to Basket	-12.00%	-2.00%	-6.00%
Final Basket Level	**80.00**		
Percentage Change in Basket Level	**-20.00%**		
Basket Return	**-20.00%**		
Payment at Maturity	**$1,000.00**		

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Scenario 1: Scenario 1 assumes hypothetical returns of 75.00%, 16.67% and 50.00% for the S&P 500® Index, the iShares® MSCI EAFE® Index Fund and the iShares® MSCI Emerging Markets Index Fund respectively. The Basket Return is calculated as follows:

Final Basket Level = 100 x [1 + (S&P 500® Index Return x S&P 500® Index Weighting) + (iShares® MSCI EAFE® Index Fund Return x iShares® MSCI EAFE® Index Fund Weighting) + (iShares® MSCI Emerging Markets Index Fund Return x iShares® MSCI Emerging Markets Index Fund Weighting)]

= 100 x [1 + (75.00 x 40.00%) + (16.67 x 30.00%) + (50.00 x 30.00%)]

= 150.00

Because the Final Basket Level of 150.00 is greater than the Initial Basket Level of 100 and the Basket Return is limited to the Basket Return Cap, the investor receives a payment at maturity of $1,800.00 per $1,000 Security face amount, which is subject to the Maximum Return on the BUyS as follows:

Payment at Maturity = $1,000 + ($1,000 x Basket Return x Participation Rate), subject to the Maximum Return

= $1,000 + ($1,000 x 40.00% x 200.00%)

= $1,800.00

Scenario 2: Scenario 2 assumes hypothetical returns of -45.00%, -10.00% and -30.00% for the S&P 500® Index, the iShares® MSCI EAFE® Index Fund and the iShares® MSCI Emerging Markets Index Fund respectively. The Basket Return is calculated as follows:

Final Basket Level = 100 x [1 + (S&P 500® Index Return x S&P 500® Index Weighting) + (iShares® MSCI EAFE® Index Fund Return x iShares® MSCI EAFE® Index Fund Weighting) + (iShares® MSCI Emerging Markets Index Fund Return x iShares® MSCI Emerging Markets Index Fund Weighting)]

= 100 x [1 + (-45.00 x 40.00%) + (-10.00 x 30.00%) + (-30.00 x 30.00%)]

= 70.00

Because the Final Basket Level of 70.00 is less than the Initial Basket Level of 100, and Final Basket Level has declined from the Initial Basket Level by more than the Buffer Level of 20.00%, the investor will receive a payment at maturity of $900.00 per $1,000 Security face amount calculated as follows:

Payment at Maturity = $1,000 + ($1,000 x (Basket Return + Buffer Level))

= $1,000 + ($1,000 x (-30.00% + 20.00%))

= $900.00

Scenario 3: Scenario 3 assumes hypothetical returns of -30.00%, -6.67% and -20.00% for the S&P 500® Index, the iShares® MSCI EAFE® Index Fund and the iShares® MSCI Emerging Markets Index Fund respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 x [1 + (S&P 500® Index Return x S&P 500® Index Weighting) + (iShares® MSCI EAFE® Index Fund Return x iShares® MSCI EAFE® Index Fund Weighting) + (iShares® MSCI Emerging Markets Index Fund Return x iShares® MSCI Emerging Markets Index Fund Weighting)]
	=	100 x [1 + (-30.00 x 40.00%) + (-6.67 x 30.00%) + (-20.00 x 30.00%)]
	=	80.00

Because the Final Basket Level of 80.00 is less than the Initial Basket Level of 100, and the Final Basket Level has declined from the Initial Basket Level by an amount less than or equal to the Buffer Level of 20.00%, the investor receives a payment at maturity of $1,000 per $1,000 security face amount.

Selected Purchase Considerations

- **THE APPRECIATION POTENTIAL OF THE BUYS IS LIMITED** – You will not benefit from any appreciation of the Basket beyond the Basket Return Cap of 40.00%, and therefore the maximum payment you can receive is $1,800.00 for each $1,000 face amount of BUyS. Because the BUyS are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the face amount of your BUyS is protected against a decline in the Final Basket Level, as compared to the Initial Basket Level, of up to the Buffer Level, subject to our ability to pay our obligations as they become due. If such decline is more than the Buffer Level of 20.00%, for every 1% decline beyond the Buffer Level, you will lose an amount equal to 1% of the face amount of your BUyS. For example, a Basket Return of -30.00% will result in a 10% loss of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF A WEIGHTED BASKET OF COMPONENTS** – The return on the BUyS, which may be positive or negative, is linked to a basket consisting of the S&P 500® Index, the iShares® MSCI EAFE® Index Fund and the iShares® MSCI Emerging Markets Index Fund.

  The S&P 500® Index

  The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. *This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The S&P Indices – The S&P 500 Index" in the accompanying underlying supplement no. 17 dated August 11, 2008.*

  The iShares® MSCI EAFE® Index Fund

  The iShares® MSCI EAFE® Index Fund is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® MSCI EAFE® Index Fund. The iShares® MSCI EAFE® Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index (the "**Index**"). The iShares® MSCI EAFE® Index Fund trades on the NYSE under the ticker symbol "EFA." It is possible that this fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the MSCI EAFE® Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in this fund, the fees and expenses of the fund or due to other circumstances. *This section is a summary only of the iShares® MSCI EAFE® Index Fund. For more information on the iShares Exchange Traded Funds, including information concerning calculation methodology and adjustment policy, please see the section entitled "The iShares Exchange Traded Funds – Methodology" in the accompanying underlying supplement no. 17 dated August 11, 2008. For more information on the MSCI EAFE® Index, please see the section entitled "The MSCI Indices – The MSCI EAFE® Index" in the accompanying underlying supplement no. 17 dated August 11, 2008.*

The iShares® MSCI Emerging Markets Index Fund

The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund managed by iShares® Trust, a registered investment company. The iShares® Trust consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the "**Index**"). The Index is designed to measure equity market performance in the global emerging markets and consists of the following 25 emerging markets component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. The iShares® MSCI Emerging Markets Index Fund trades on the NYSE under the ticker symbol "EEM." It is possible that this fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Index due to the temporary unavailability of certain securities in the secondary markets, the performance of any derivative instruments contained in this fund, the fees and expenses of the fund or due to other circumstances. *This section is a summary only of the iShares® MSCI Emerging Markets Index Fund. For more information on the iShares® MSCI Emerging Markets Index Fund, including information concerning calculation methodology and adjustment policy, please see the section entitled "iShares® MSCI Emerging Markets Index Fund" in the accompanying underlying supplement no. 17 dated August 11, 2008.*

- **CERTAIN TAX CONSEQUENCES** – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the BUyS are uncertain, we believe it is reasonable to treat the BUyS as prepaid financial contracts for U.S. federal income tax purposes, with an associated payment by us to you equal to the stated coupon payment on the BUyS. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the BUyS, the timing and/or character of income on the BUyS might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement. Unless otherwise stated, the following discussion assumes that the treatment of the BUyS described above is respected.

Stated Coupon Payment on the BUyS. There is no direct authority under current law addressing the proper tax treatment of the stated coupon payment on the BUyS or on instruments similar to the BUyS, and the treatment is uncertain. The coupon payment may in whole or in part be treated as ordinary income to you when received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. To the extent that we may be required to file information returns with respect to the stated coupon payment to certain U.S. holders, we intend to treat the payment as ordinary income. If you are a U.S. holder, you should consult your tax adviser concerning the treatment of the stated coupon payment, including the possibility that it may be treated, in whole or in part, as not includible in income on a current basis.

If you are a non-U.S. holder, we will treat the coupon payment made to you as subject to withholding at a rate of 30% unless you comply with certification requirements to establish that you are eligible for a reduction of or an exemption from withholding under an applicable income tax treaty. This treatment would also affect the amount of your gain or loss upon a sale, exchange or retirement of the BUyS. You should consult your tax adviser regarding the certification requirements and the possibility of obtaining a refund of any amounts withheld.

Sale, Exchange or Retirement of the BUyS. Upon a sale, exchange or retirement of the BUyS, you generally should recognize capital gain or loss equal to the difference between the amount of cash or other consideration received (other than any coupon payment received from us) and your tax basis in the BUyS, although the treatment of any sales proceeds attributable to accrued but unpaid coupon is unclear. Subject to the potential application of the "constructive ownership regime" discussed below, this gain or loss generally should be long-term capital gain or loss if you have held the BUyS for more than one year.

Even if the treatment of the BUyS as prepaid financial contracts is respected, it is possible, because the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI EAFE® Index Fund are Basket Components, that the BUyS could be treated (in whole or part) as subject to the "constructive ownership" regime of Section 1260 of the Internal Revenue Code of 1986, as amended (the "**Code**"). In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the BUyS could be recharacterized as ordinary income, in which case an interest charge would apply.

On December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the BUyS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section of the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the BUyS (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the Basket Components or in any of the components underlying the Basket Components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE BUYS IS PROTECTED ONLY TO THE EXTENT OF THE BUFFER LEVEL, SUBJECT TO OUR CREDITWORTHINESS** – The BUyS do not guarantee any return of your initial investment in excess of $200.00 per $1,000 BUyS face amount. The return on the BUyS at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Final Basket Level, as compared to the Initial Basket Level, beyond the Buffer Level. **Accordingly, you could lose up to $800.00 for each $1,000 that you invest. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.**

- **THE RETURN ON YOUR BUYS IS LIMITED BY THE BASKET RETURN CAP** – As a holder of the BUyS, you will not benefit from any appreciation of the Basket beyond the Basket Return Cap of 40.00%. Consequently, the BUyS are subject to a Maximum Return of 80.00% and your payment at maturity will be limited to a maximum payment of $1,800.00 for each $1,000 face amount of BUyS you hold, regardless of any further appreciation of the Basket, which may be significant.

- **ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF THE BUYS ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE** – While the payment at maturity described in this pricing supplement is based on the full face amount of your BUyS, the original issue price of the BUyS includes the agents' commission and the cost of hedging our obligations under the BUyS through one or more of our affiliates. Therefore, the market value of the BUyS on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original issue price. The inclusion of commissions and hedging costs in the original issue price will also decrease the price, if any, at which we will be willing to purchase the BUyS after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you. Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions. The BUyS are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your BUyS to maturity.

- **THE BUYS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY** – The BUyS will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the BUyS in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the BUyS easily. Because other dealers are not likely to make a secondary market for the BUyS, the price at which you may be able to trade your BUyS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the BUyS.

- **CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER** — Price movements in the Basket Components may not correlate with each other. At a time when the levels of some of the Basket Components increase, the levels of other Basket Components may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the BUyS, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Components would have.

- **THE BUYS ARE SUBJECT TO OUR CREDITWORTHINESS** — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the BUyS. The payment at maturity on the BUyS is subject to our creditworthiness.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET TO WHICH THE BUYS ARE LINKED OR THE MARKET VALUE OF THE BUYS** – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the BUyS. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the BUyS and each Basket Component to which the BUyS are linked.

- **OUR ACTIONS AS CALCULATION AGENT AND OUR HEDGING ACTIVITY MAY ADVERSELY AFFECT THE VALUE OF THE BUYS** – We and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS** – In addition to the levels of the Basket Components on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of each Basket Component;

  - the time remaining to maturity of the BUyS;

- the dividend rate on the stocks held by an exchange traded fund (while not paid to holders of the BUyS, dividend payments on the stocks held by an exchange traded fund may influence the market price of the shares of an exchange traded fund and the market value of options on exchange traded fund shares and, therefore, affect the value of the BUyS);

- the occurrence of certain events affecting an exchange traded fund that may or may not require an anti-dilution adjustment;

- the market price and dividend rate on the component stocks underlying each Basket Component;

- interest and yield rates in the market generally and in the markets of the component stocks underlying each Basket Component;

- a variety of economic, financial, political, regulatory or judicial events;

- the composition of the Basket Components and any changes to the component stocks underlying the Basket Components;

- supply and demand for the BUyS; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** – The calculation agent will make adjustments to the Share Adjustment Factors, which will initially be set at 1.0, for certain events affecting the shares of each exchange traded fund. See "Description of Securities – Anti-Dilution Adjustments for Funds" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of an exchange traded fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the BUyS may be materially and adversely affected.

- **ADJUSTMENTS TO AN EXCHANGE TRADED FUND OR TO ITS UNDERLYING INDEX COULD ADVERSELY AFFECT THE VALUE OF THE BUYS** – Barclays Global Fund Advisors ("**BGFA**") is the investment advisor to both exchange traded funds, which seek investment results that correspond generally to the level and yield performance, before fees and expenses, of their respective underlying indices. The stocks included in these indices are each selected by MSCI Inc. ("**MSCI**"). The indices are calculated and published by MSCI. MSCI can add, delete or substitute the stocks underlying each index, which could change the value of the index. Pursuant to its investment strategy or otherwise, BGFA may add, delete, or substitute the stocks composing the exchange traded funds. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the respective exchange traded funds, which could cause the Basket to close below the Buffer Level, in which case for every 1.00% decline beyond the Buffer Level, you will lose an amount equal to 1.00% of the face amount of your BUyS.

- **THE EXCHANGE TRADED FUNDS AND THEIR INDICES ARE DIFFERENT** – The performance of the exchange traded funds may not exactly replicate the performance of their respective index because the fund will reflect transaction costs and fees that are not included in the calculation of the index. It is also possible that the fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its respective index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. BGFA may invest up to 10% of each fund's assets in futures contracts, options on futures contracts, other types of options, and swaps related to the index as well as cash and cash equivalents, including shares of money market funds advised by BGFA or its affiliates. The funds may use options and futures contracts, convertible securities and structured notes in seeking performance that corresponds to their respective underlying index and in managing cash flows.

- **CURRENCY EXCHANGE RISK** – The prices of the stocks underlying the MSCI EAFE® Index and the MSCI Emerging Markets Index are converted into U.S. dollars in calculating the level of the indices. As a result, the holders of the BUyS will be exposed to currency exchange risk with respect to each of the currencies in which the equity securities underlying the indices trade. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks underlying the indices, and therefore the exchange traded funds and the value of your BUyS.

- **NON-U.S. SECURITIES MARKETS RISKS** – The stocks included in the MSCI EAFE® Index and the MSCI Emerging Markets Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the BUyS.

- **EMERGING MARKETS COUNTRIES OFTEN SUFFER FROM POLITICAL AND ECONOMIC INSTABILITY** – The value of the BUyS is subject to the political and economic risks of emerging market countries through the iShares® MSCI Emerging Markets Index Fund. The MSCI Emerging Markets Index includes companies that are located in emerging market countries and whose securities trade on the exchanges of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the market value and payment at maturity of your BUyS.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A BUYS ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the BUyS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the BUyS, the timing and/or character of income thereon might differ materially and adversely from the description herein. Even if the treatment of the BUyS as prepaid financial contracts is respected, the BUyS could be treated (in whole or part) as subject to the "constructive ownership" regime of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the BUyS could be recharacterized as ordinary income, in which case an interest charge would apply. In addition, as described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the BUyS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the BUyS (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

- You seek an investment with a return linked to the performance of the Basket;
- You are willing to invest in the BUyS based on the Participation Rate, Basket Return Cap and Buffer Level;
- You are willing to lose up to 80.00% of your initial investment, subject to our creditworthiness;
- You are willing and able to hold the BUyS to maturity;
- You are willing to accept our credit risk; and
- You do not seek current income from this investment.

The BUyS may *not* be suitable for you if:

- You do not seek an investment with exposure to the Basket;
- You are unwilling or unable to hold the BUyS to maturity;
- You seek an investment that is protected against the loss of your initial investment beyond the Buffer Level;
- You are not willing to be exposed to our credit risk;
- You seek current income from your investments; or
- You seek an investment for which there will be an active secondary market.

Historical Information

The following graphs show the historical performance of each of the Basket Components from August 27, 2003 through December 22, 2008. The closing level of the S&P 500® Index on December 22, 2008 was 871.63. The closing level of the iShares® MSCI EAFE® Index Fund on December 22, 2008 was 43.06. The closing level of the iShares® MSCI Emerging Markets Index Fund on December 22, 2008 was 24.47. The fourth graph shows the retrospective performance of the Basket, calculated by setting the level of the basket on December 22, 2008 equal to 100.

We obtained the various Basket Component closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of each Basket Component should not be taken as an indication of future performance, and no assurance can be given as to the Final Basket Level of the Basket or Basket Return. We cannot give you assurance that the performance of the Basket will result in the return of your initial investment in excess of the Buffer Level.**

Historical Performance of the S&P 500® Index



Source: Bloomberg

Historical Performance of the iShares® MSCI EAFE® Index Fund



Source: Bloomberg

Historical Performance of the iShares® MSCI Emerging Markets Index Fund



Source: Bloomberg

Historical Performance of the Basket



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. ("**DBSI**") and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the BUyS. DBSI will pay referral fees to other broker-dealers of 0.50% or $5.00 per $1,000 BUyS face amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 BUyS face amount. Deutsche Bank AG will reimburse DBSI for such fees. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the BUyS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the BUyS are to be issued more than three business days after the Trade Date.